David Lubin & Associates, PLLC

26 East Hawthorne Avenue

Valley Stream, NY 11580

Telephone: (516) 887-8200

Facsimile: (516) 887-8250

November 9, 2007

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.W.

Washington, D.C. 20549-0406

Attention: Mark P. Shuman, Branch Chief - Legal

Re:

Identica Holdings Corporation

Registration Statement on Form SB-2

Filed on September 29, 2006

File No. 333-137710

Dear Mr. Shuman:

Identica Holdings Corporation (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form SB-2 (the "Amended Registration Statement") in response to the Commission's comments, dated October 26, 2006 (the "Comment Letter"), with reference to the Company's registration statement on Form SB-2 (the "Registration Statement") filed with the Commission on September 29, 2006.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows:

Form SB-2 Comments:

General

1.

Comment:  We note your reference to a request for confidential treatment for parts of Exhibit 10.3 in the exhibit index on page II-3.  However, we have not received a request for confidential treatment relating to this agreement.  If you intend to file such a request, please note that you must resolve all comments on such a request prior to requesting effectiveness of this registration statement.

Response:  The Company filed a confidential treatment request for Exhibit 10.3 on October 3, 2006.

2.

Comment:  Please note that all dollar amounts disclosed in the prospectus should be denominated in U.S. dollars.  In this regard, we note numerous references to contractual arrangements denominated in Canadian Dollars, with no conversion to domestic currency provided.  Please revise.

Securities and Exchange Commission

November ___, 2007

Response:  The Company has provided conversion to U.S. currency with respect to Canadian Dollar denominated contractual arrangements in the Amended Registration Statement. All dollar amounts in the Amended Registration Statement are denominated in U.S. dollars.

3.

Comment:  We note your statement that the selling security holders will be offering your shares at a price ranging between $0.15 and $0.70 per share.  Clarify whether the shares will be offered at a specific price that will be selected from this range.  As there is no existing public market for your securities, the shares must initially be offered at a fixed price.  Additionally, it is not clear that you are eligible to omit pricing information pursuant to Rule 430A because, in part, you have not included the undertaking found in item 512(f) in your Part II information.  Please provide us a detailed legal analysis on your ability to rely on Rule 430A to omit pricing information.

Response:  The Company has revised the Amended Registration Statement to provide that the shares will be offered by the selling security holders at a fixed price of $1.00.  As the Company does not intend to omit the pricing information pursuant to Rule 430A, the undertaking contained in item 512(f) in Part II of the Amended Registration Statement has been included in the Amended Registration Statement.

4.

Comment:  We also note the disclosure in the second paragraph on your cover page, which states that selling security holders may offer to sell their shares at fixed prices, at prevailing market prices, at varying prices or at negotiated prices until your share are quoted on the OTCBB.  Please revise the outside front cover page of the prospectus to clarify:

“The selling shareholders will sell at a price of $x.xx (or a range) per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.”

Additionally, revise throughout your document to ensure that any reference to shares being offered at negotiated prices or by other means, is revised to refer to the initial price or range at which you will sell your shares.  Finally, your registration fee should be calculated based upon this initial price (or maximum price of the range).  Please revise your calculation of registration fee table accordingly.

Response:  The Company has revised the cover page in the Amended Registration Statement, in accordance with this item 4 of the Comment Letter.  Throughout the document, the Company has made the appropriate revisions to ensure that any references to any offers of common stock will be at $1.00 per share until the shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. The registration fee has been calculated in accordance with Rule 457 and amended accordingly.

Cover

5.

Comment:  Please eliminate these unnecessary details from the cover page.  For example, you should revise the three lines under the company name to simply state that 25,041,340 shares of common stock are being offered, since you repeat the information on the types securities held by the selling security holders in the first paragraph.

Response:

The Company has revised the cover page of the Amended Registration Statement in accordance with the Commission’s comment.

Securities and Exchange Commission

November ___, 2007

Inside Cover Page

6.

Comment:  Revise to provide the dealer prospectus delivery obligations pursuant to Item 502(b) of Regulation S-B.

Response:

The Company has revised the insider cover page of the Amended Registration Statement in accordance with the Commission’s comment to provide the dealer prospectus delivery obligations.

7.

Comment:  Revise your Table of Contents to delete the references to Part II information, as those sections of the registration statement are not part of the prospectus.

Response:  The Company has deleted the references to Part II information from the Table of Contents of the Amended Registration Statement.

8.

Comment:  Delete the last sentence on this page, as it is clear to investors to whom those terms refer.

Response:   The Company has deleted the last sentence on this page in accordance with the Commission’s comment.

Summary, page 1

9.

Comment:  Your summary should contain a brief overview of the key aspects of your offering and balanced disclosure about your company. Please expand your disclosure to note the going concern opinion expressed by your auditors, your net losses since inception, and your accumulated deficit of ($1.6 million). You should also clarify the geographic region in which you hold a license to distribute the Vascular Pattern Recognition Scanner technology. Explain to investors the geographic areas where you conduct your operations and from which you derive your revenues, and provide quantitative information concerning the concentration of your revenues from these geographic areas.

Response:  The Company has revised the summary in accordance with the Commission’s comments.

10.

Comment:  Here and throughout the prospectus, you refer to marketing arrangements with OEMs, resellers and integrators. However, we were unable to ascertain the details of your arrangements with any of these partners from your disclosure. Your disclosure does not indicate your level of reliance on these partners or the amount of revenues attributable to such partners. In all appropriate sections of the prospectus, revise to state the specific nature of your relationship with these various entities, quantify the importance of these entities to your business and revenues, and tell us if you are substantially dependent upon your relationship with one or a few of these entities. With respect to the reference to "informal arrangements with the leading suppliers", concisely describe the nature of the informal arrangements and tell us why those arrangements are of sufficient importance to warrant a reference in the prospectus summary. Clarify how these arrangements differ from a routine customer-supplier relationship that the supplier offers to any customer.

Response:  The Company has both written and oral marketing arrangements with various resellers/integrators in North America, including access control original equipment manufacturers (“OEMs”), security system integrators, and security industry resellers. The formal relationships are represented by executed reseller agreements requiring committed actions by both parties.  These channel

Securities and Exchange Commission

November ___, 2007

representatives are offering the Company’s products to their customers as responses to requests for proposals or are listing their products in their catalogues. Accordingly, the Company has revised the Amended Registration Statement to indicate that no individual OEM, integrator or reseller is material to its current business.

11.

Comment:  Provide a brief overview of your current corporate structure, including your significant subsidiaries, your ownership interest in ea.ch significant subsidiary and the functions or activities performed by each such subsidiary.

Response: The Company has disclosed the names and functions of its four wholly-owned subsidiaries.

Risk Factors, page 1

12.

Comment:  Please review each risk factor heading to ensure it clearly conveys a separate, detailed risk to investors regarding your company, industry or the offering. Many of the subheadings merely state a fact about your business without fully describing the risks associated with that fact. For example, we note the following "fluctuations in foreign currency exchange rates could affect our financial results” and ”our ability to compete will be harmed if we are unable to adequately protect our territorial exclusivity."  Please revise each of your subheadings to ensure that they disclose the specific risk or risks that you are discussing in the text. Rather than stating that a factor could "adversely affect" your business, results of operations or financial condition, the subheading and text of the risk factor should indicate what the adverse effects may be, such as reduced income or revenues or 1oss of customers.

Response:  The Company has reviewed each of the Risk Factor headings and has revised those headings to clarify the impact of the risk to the Company, industry or the offering.  The Company has also elaborated upon the content fully describing the potential impact of the associated risks.

Risks Relating to Our Company and Our Industry

We have incurred operating losses . . . page 4

13.

Comment:  Revise the subheading of this risk factor to disclose that your auditors have expressed substantial doubt about your ability to continue as a going concern, and state the resulting risk of this circumstance to investors. The textual paragraph should be expanded to alert investors that the financial statements do not include any adjustments that that might result from the uncertainty as to whether the company will continue as a going concern.

Response: The Company has revised the content relating to the subheading of this risk factor to disclose the Company’s auditors’ comments relating to its “going concern” status and included in the text the disclosure suggested by the Commission.

We require additional financing . . . page 4

14.

Comment:  Revise the text to state whether your cash on hand and contractually committed capital are sufficient to fund your p1anned operations for a period of no less than 12 months from the date of the prospectus. Revise the subheading of the risk factor quantify the minimum dollar amount needed to fund your anticipated operations for a minimum period of 12 months from the effective date of the registration statement.

Response:  The Company  has revised this risk factor in accordance with the current cash situation of the Company and its anticipated cash needs for the next 12 months.

Securities and Exchange Commission

November ___, 2007

Fluctuation in foreign currency . . . page 4

15.

Comment:  Revise to quantify the percentage of total revenues generated from non-U.S. markets during the period presented in the prospectus.  Similar revision should be made in the first risk factor on page 5.

Response:   Since approximately 43% of the Company’s revenues were derived from non-U.S. markets, the Company has elaborated upon this risk factor to indicate the risks inherent in operating in non-U.S. markets.

Our ability to compete will be harmed if we are unable to . . . page 5

16.

Comment:  Revise to state the geographic territory for which you have exclusive license to distribute the Vascular Pattern Recognition Scanner.

Response:    The risk factor has been revised in accordance with the Commission’s comment.

We rely on the services of our key personnel . . . page 5

17.

Comment:  We note that Messrs. Foster and Wheeler contract their services to you through consu1ting firms managed by them.  Revise to quantify the minimum percentage of working time that these officers will devote to the management of the company.

Response:

The risk factor has been revised in accordance with the Commission’s comment to provide that both individuals are committed to providing substantially all of their time and effort to the Company, with a minimum of 40 hours per week.

18.

Comment:  As it does not appear that your officers and directors have any experience or expertise in the management of a public company, add risk factor disclosure regarding the risks to your business and to potential investors from the fact that your management will be responsible for both establishing and maintaining all disclosure controls and internal controls over financial reporting requirements for your business.

Response:

The Company has added a risk factor in the Amended Registration Statement regarding the risk that the officers have no experience in running a public company in accordance with the Commission’s comment.

If our strategic partners do not effectively . . . page 6

19.

Comment:  Revise to state the historical rates at which third parties have assisted in marketing, selling and distributing your products. Tell us if you are materially dependent upon your relationship with any of these third parties.

Response:

The Company has revised this risk factor to state the number of third parties which it utilizes to assist in marketing, selling and distributing its product, and the rates at which they have assisted in marketing, selling and distributing our products, and that no single one of these parties is material by itself to its business.

20.

Comment:  Revise to describe the transactions whereby the shares to be resold were issued in materially complete terms. Disclose the basic terms of all such issuance transactions, including the dates the transactions took place, the material terms of the transactions, the parties who participated in the transactions and the number of shares and/or warrants to purchase shares received by them, or

Securities and Exchange Commission

November ___, 2007

cross-reference to a section of the prospectus that contains such disclosure. See Item 507 of Regulation S-B.

Response:   In the sections “Description of Securities” and/or “Certain Relationship and Certain Related Persons”, the Company included all the material complete terms of the issuance of its securities as required pursuant to Item 507 of Regulation S-B.

21.

Comment:  Please review your footnote disclosure and revise as necessary to ensure that investors can determine the extent to which the shares owned by or offered by selling shareholders are currently held by them or would be acquired upon exercise or conversion of outstanding exercisable or convertible securities held by them. Please revise footnote (26) to explain why it applies to security holders not named in the footnote or to cross-reference to a section of the prospectus that provides such information.

Response:

The Company has revised the disclosure in the footnotes to clearly indicate the distinction between shares currently owned by the selling security holders and shares that can be acquired upon exercise of the warrants. Footnote #7 (formerly footnote #26) has been revised to indicate that the persons whose names appear in the table with footnote (7) next to their name are also signatories to the Shareholders’ Agreement which is described in footnote (7).

22.

Comment:  Please confirm that Spartan Securities Group is the only selling security holders that is a registered broker-dealer. Please revise your disclosure to identify all the selling security holders are affiliates of a broker-dealer. If any of them are within these categories, provide appropriate details in that respect.

Response:    The Company confirms that Spartan Securities and affiliates are the only selling security holders that are registered broker-dealer(s). Each selling security holder who is an affiliate of Spartan has been indicated in the table of Selling Security Holders with footnote (33).

23.

Comment:  We note that Spartan Securities Group is an underwriter. Tell us whether the compensation to be paid to that registered broker-dealer in the proposed offering has been reviewed by the NASD or if you do not believe that the compensation is required to be reviewed, please tell us the basis of that conclusion.

Response:   We have been advised by Spartan Securities Group that their compensation for a private placement need not be reviewed. Accordingly, their role in the private placement of notes and warrants was not reviewed.

Directors, Executive Officers, Promoters and Control Persons, page 17

24.

Comment:  Revise to provide disclosure regarding Messrs. Wheeler’s and Wiseberg's business experience for the past five year pursuant to Item 401(a)(4) of Regulation S-B. Your disclosure should provide information about a complete, continuous five-year period, not portions of that period.

Response:  The Company has revised the disclosure regarding Messrs. Wheeler’s and Wiseberg’s business experience to provide a complete, continuous five-year period.

Securities and Exchange Commission

November ___, 2007

Security Ownership of Certain Beneficial Owners and Management, page 18

Shareholders’ Agreement, page 20

25.

Comment:  Your disclosure in this section is unclear. For example, you state in the first paragraph that certain of your affiliates "agreed not to sell their shares for 12 months” commencing from the time your shares are posted on the OTCBB. However, the next sentence describes the manner in which such shareholders can sell shares after 6 months. Similar seemingly contradictory disclosure in found in the second paragraph relating to restriction on other security holders who participated in your first private placement. Indicate when the selling shareholders wil1 be able to begin selling shares under the registration statement and clarify whether the company will waive the six and 12 month lockup arrangements. Please revise to clarify or advise.

Response:   The Company has clarified the disclosure regarding the lockup restrictions applicable to the founders and the shareholders who are signatories to the Shareholders’ Agreement in accordance with the Commission’s comments.

Description of Securities, page 21

26.

Comment:  You refer to notes sold in the United States on November 25, 2005, in an offering relying upon the private placement exemption, as well as to notes sold on November 29, 2005 in Canada in reliance upon a Canadian exemption from registration. Please clarify whether the two classes of notes are identical, and if not please describe the differences between the two classes of securities. Similarly, indicate whether the warrants issued in each of these transactions identical, and if not, explain how they vary.

Response:  The Company has clarified the disclosure indicating that the securities issued in the U.S. private placement were identical to the securities issued in the Canadian private placement in accordance with the Commission’s comments.

Description of Business, page 23

27.

Comment:  We note your references to statistical data from third party sources, such as International Biometrics Group. Please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, supplementally tell us whether all or any of the reports were prepared for you. If the source you cite publicly available, please explain the nature of the availability and the amount of any payment that is required to obtain the information. Please also revise your disclosure to set forth the date of each report referenced or from which you cite data.

Response:

Attached please find the relevant portions of the industry research reports cited in the Amended Registration Statement. The Company has modified the disclosure to provide the referenced citations including the website link from where they were obtained as well as the nature of the availability of such reports. None of the reports were not prepared for the sole benefit or use by the Company.

Securities and Exchange Commission

November ___, 2007

Organization within Last Five Years, page 23

28.

Comment:  Please organize this section to provide the background that investors need to understand how significant prior corporate developments and transactions led to your current corporate structure. Describe the purposes of the acquisitions of American Biometrics and Security, Inc., and of assets and liabilities of eRoom System Services, Inc.  Concisely explain the effect that each of these acquisitions had on your company. For example, clarify whether the company acquired the rights to distribute the Techsphere products in the United States as a consequence of the American Biometrics transaction, and concisely describe the nature of those products. Describe the assets and liabilities acquired from American Biometrics eRoom, as well as the terms of the eRoom acquisition. In your response letter, tell us the nature and significance of the assets and liabilities of American Biometrics and eRoom that were not acquired in the respective transactions.

Response:    In accordance with the Commission’s comments, the section entitled “Organization within the Last Five Years” in the Amended Registration Statement has been revised to provide, among other information and clarification, the background needed to understand that as a result of the Company’s acquisition of certain assets from American Biometric, Identica Canada became the exclusive distributor of the Techsphere technology in the United States and Canada.

29.

Comment:  Provide support for each of the claims made in this section regarding the performance of your products, the evaluation of those products by other entities, and the status of entities to which reference is made. For example, you refer to HID as “the world's premier proximity and smart card vendor."  Explain the basis upon which this statement is made.  Describe the manner in which HID recognized that your smart card solution will greatly enhance its sale of smart cards, and provide support for this description of its conclusions. Confirm to us that HID has reviewed these statements and concurs with the text you provide. Describe the specific nature of your "strategic partnership" with Johnson Controls and Lockheed Martin, and provide quantitative information that will inform investors regarding the extent of your relationship with those entities.

Response:  The Company has been invited by HID to participate with them in their trade show booths as an official “HID Connect partner”.  They also list the Company in their catalogue as a “HID Connect partner”.  The Company has modified the disclosure to remove strategic partnership references, the  reference to HID as “the world's premier proximity and smart card vendor", and the reference that the Company’s “smart card solution will greatly enhance its sale of smart cards”.

30.

Comment:  On page 31 you refer to agreements with Mr. Tarek and Clayden concerning their salaries, expenses and participation in company profits.  As Messrs. Tarek and Clayden are no longer employed by the company, clarify the ongoing effect of these compensation arrangements.

Response:

The Amended Registration Statement has been revised in accordance with the Commission’s comment to indicate the ongoing effect of the compensation arrangements on Messrs. Foster and Wheeler, the only parties currently subject to the consultancy agreements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

31.

Comment:  Consider expanding the "Overview" section to provide a more comp1ete picture of management's perspective on the business.  Consider using this section to provide an executive level overview of the Company to provide context for the remainder of the MD&A discussion.  For example, identify the factors that your company's executives focus on in evaluating financial condition and operating performance. Identify factors considered by management in assessing the strength or weakness of your business. Explain the material operations, risks and challenges facing your company

Securities and Exchange Commission

November ___, 2007

and how management is dealing with these issues.  Refer to Release 33-8350 on our website at www.sec.gov.

Response:  The Company has significantly revised the Overview to provide an executive level overview of the Company and to establish a context for the remainder of the MD&A discussion.

32.

Comment:  You indicate that you introduced your products to various customers listed in the second paragraph on page 33.  In your response letter, tell us the dollar amount of revenues recognized as a result of sales to each of those customers. In the prospectus, clarify whether the customers you list currently use your products. To the extent that

Response:

The Company has listed below the dollar amount of revenues recognized as a result of sales to each of the customers listed in the Amended Registration Statement.

Port of Halifax, in Nova Scotia, Canada

$105,500.00

Ho Chunk Nation in Wisconsin

34,000.00

University of Ottawa in Ontario, Canada

18,000.00

University of South Dakota

16,485.00

Army of Colombia in South America

11,216.00

33.

Comment:  We note your disclosure under the heading "Plan of Operation."  However, you should significantly revise your disclosure in this section to discuss the historical and current financial situation of your business. We note your statement that your products have been specified by several customers and installed for other customers. Please tell us the criteria used for selecting the customers identified throughout the prospectus. Each customer group named should be based on neutral criteria and all customers fitting such criteria should be included. Please note that naming customers or partners based solely on name recognition is generally inappropriate.

Response:  The Company has amended the disclosure under the “Plan of Operation” in accordance with the Commission’s comments. The criteria used by the Company for selecting the customers identified was based on their prominence in their market.

Plan of Operation, page 33

34.

Comment:  Given your currently liquidity position and your disclosure that you will need $1.5 million to fund planned operations through July 31, 2007, please revise this section to clarify the priority of your plan of operations and the changes required to such plan if you are unable to obtain the necessary capital.

Response:  The Company has significantly modified the disclosure in the Amended Registration Statement to reflect its current financial position.

Summary of Significant Accounting Policies, page 34

35.

Comment:  Your discussion appears to be a recitation of your summary of significant accounting policies in the notes to your financial statements. Revise your discussion to disclose your critical accounting estimates. We refer you to the guidance of Section V of SEC Interpretive Release 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Securities and Exchange Commission

November ___, 2007

Response:  The Company has modified the disclosure in the “Summary of Significant Accounting Policies” in accordance with the Commission’s comments.

Results of Operations, page 39

36.

Comment:  In your discussion of the results of operations throughout your MD&A section, you refer factors that contributed to material changes in revenues, cost of sales and operating expenses. However, your discussion does not provide a complete analysis explaining the underlying reasons for or implications of these changes. For example, your discussion on page 41 indicates that revenue increased due to sales of your products and services. However, your discussion only explains why product revenue increased; i.e. due primarily to the introduction of the Vascular Recognition Scanner "S" series and the Universal Controller model 2 products. Your discussion should also address the reasons underlying the increase in service revenue. Further, to the extent you have identified an underlying reason for a material change (such as the introduction of a new product), your analysis should quantify the impact of that reason to provide a thorough analysis of the change. Additionally, your discussion should disclose the extent to which you have identified material trends. We refer you to Section ID.B.3 and 4 of SEC Interpretive Release 33-8350. Revise your results of operation discussion throughout your MD&A discussion accordingly.

Response:  The Company has modified and expanded its discussion in accordance with the Commission’s comments.

37.

Comment:  We note from your disclosure on page 24 that you purchased some of the assets and assumed some of the liabilities of American Biometrics and Security Inc. and the operating assets and liabilities of eRoom System Services, Inc. in April 2005 and September 2005, respectively. Please revise your results of operations discussion to disclose the effects of these acquisitions on your revenues and expenses for the year ended December 31, 2005 and for the six months ended June 30, 2006.

Response:  The Amended Registration Statement has been revised to include the disclosure of the effects of the acquisitions of the assets of American Biometrics and Security, Inc., and eRoom System Services, Inc. respectively, on revenues and expenses for the year ended December 31, 2006 and for the six months ended June 30, 2006.

Results of Operations, page 40

38.

Comment:  There are many instances where two or more sources of a material change have been identified but the dollar amounts for each source that contributed to the change between periods were not disclosed.  For instance, your disclosure on revenue and total operating expenses do not quantify each source that contributed to the changes noted. What changes were involved in the "scaling up" of U.S. operations?  Disclose material factors in such changes, such an increase in employees, salaries or overhead. See Section III. D of SEC Release 33-6835. In addition, your disclosure should remove vague terms such as "primarily' in favor of specific quantifications. Please revise.

Response: The Amended Registration Statement has been revised to disclose the specific, quantitative  material factors in the changes of revenues and operating expenses.

Securities and Exchange Commission

November ___, 2007

39.

Comment:  Please note that your disclosure in this section should be management's discussion of both your results of operations and your current liquidity position. Your current disclosure is merely a repetition of information easily discernable from the face of your balance sheet and statement of cash flows. Revise your disclosure to discuss known or expected trends in your business and results of operations that will enable potential investors to better understand and assess your financial condition. In concrete terms, refer to specific events or developments that materially affected your business and the financial results in each of the periods discussed, and that explain variances from one period to the next.

Response:

The Company has modified and expanded its discussion in accordance with the Commission’s comments.

Research and Development, page 40

40.

Comment:  We note your disclosure that you '"had no research and development expenses eligible for capitalization in accordance with GAPP," Please clarify the meaning of this disclosure. We further note that you have not reported research and development expense on your consolidated statement of operations. Tell us how you considered the disclosure requirement of paragraph 13 of SFAS 2. In this respect, revise to disclose research and development expenses in all periods presented in both MD&A and the notes to the financial statements, if necessary.

Response:  The Company has revised its discussion of Research and Development Expenses as included in the restated financial statements for December 31, 2005 and June 30, 2006.  The Company has disclosed the research and development expenses for the period ending December 31, 2006 and the period ending June 30, 2007.

Liquidity and Capital Resources, page 43

41.

Comment:  You should revise this section to provide a meaningful discussion of your liquidity and capital resources. Disclose the current rate at which you are using capital in operations and indicate whether your current capital resources plus additional capital contractually committed to you is sufficient to fund your planned operations for a period of no less than twelve months from the date of the prospectus. To the extent you do not have sufficient capital to fund your current operations and plans for expansion of operations for the twelve-month period, disclose the minimum amount of additional capital you will need to obtain to fund planned operations for that period. Describe how you plan to obtain any such funds and also describe the effects on your business activities in the event you are not able to raise capital that must be obtained to fund any portion of twelve months of operations from the effective date.

Response:  Response:  The Company has updated the financial information to reflect that the Company expects to have sufficient capital and revenue to fund operations for the next twelve months if it is able to meet its sales projections. Should revenues not meet the operational needs of the Company, the Company may have to reduce operations and we might have to issue debt or equity or enter into a strategic arrangement with a third party.  There can be no assurance that additional capital will be available to us. We currently have no agreements, arrangements or understandings with any person to obtain funds through bank loans, lines of credit or any other sources.

42.

Comment:  We note that your discussion does not encompass changes in financial condition for each of the last 2 fiscal years.  In this regard, we note from your statements of cash flow material variations in depreciation and your working capital accounts that warrant discussion. Revise to disclose changes in financial condition for all periods presented pursuant to Item 303(b)(1) of Regulation S-B.

Securities and Exchange Commission

November ___, 2007

Response:  The Company has updated the Amended Registration Statement to disclose changes in its financial condition for the years ended December 31, 2006 and December 31, 2005 and for the respective six-month periods ended June 30, 2006 and June 30, 2005.

43.

Comment:  We note your disclosure, ''the $750,000 credit line provided to us from Marchco Management Inc. will not be sufficient to satisfy our cash requirements through the next 12 months." We further note the related loan document attached as exhibit 4.11 to Form SB-2 and have the following comments:

•

The promissory note in exhibit 4.11 does not indicate a maturity date but rather makes reference to a separate loan agreement which defines maturity date and other significant loan terms; however, that loan agreement does not appear to be attached as an exhibit to Form SB-2. Revise to attach the loan agreement as an exhibit in your next amendment.

•

Revise your disclosure to summarize significant terms of the loan agreement, such as any collateral securing the loan or financial or other covenants imposed on the Company by the lending institution.

•

Your disclosure does not indicate how much, if any, of the credit line has been utilized as of the most recent interim period. Revise to disclose any outstanding balance under the credit line.

Response:

Not only has the Company’s credit line arrangement with Marchco expired, but such arrangement was never utilized by the Company. As the Company does not anticipate renewing same, the Company has removed all references to the Marchco arrangement.

44.

Comment:  Your disclosure on page 43 indicates the credit line from Marchco Management Inc. will not be sufficient to satisfy your cash requirements for the next twelve months, but does not disclose how you plan to satisfy your cash requirements for the next twelve months or the potential impact of not obtaining such cash. Revise to disclose the Company's plan and the consequences of not executing the plan similar to the discussion on pages 33 and 34.

Response: All references to the Marchco Management credit arrangement with the Company have been deleted.

Certain Relationships and Related Transactions, page 44

45.

Comment:  Expand this section to state the dollar amount paid in each related party transaction for each of the years ended December 31, 2004 and 2005, as well as for the most recent interim period for which financial statements are presented in the next amendment.

Response:

The Company has expanded the disclosure in this section to state the dollar amount paid to each of the named persons in this section for each of the years ended December 31, 2004, 2005 and 2006 and for the most recent interim period for which financial statements are presented in accordance with the Commission’s comments.

46.

Comment:  Provide a description of the "continued services provided to us by Faward," as referenced in the eighth paragraph on page 44.  Indicate when the services were performed and describe the nature of any agreement to provide future services in exchange for the securities issued. Provide similar information with respect to the services provided by 1462869 Ontario, Mr. Wiseberg, Mr. Cruz, Mr. Rego and Mr. Wright.

Securities and Exchange Commission

November ___, 2007

Response: The Company has updated the Amended Registration Statement to indicate that compensation to Edward Foster, CEO and Francine Foster, Mr. Foster’s wife, Secretary and Director of Identica, are both paid through their consulting company, Faward Consulting Corp.  Therefore “continued services provided to us by Faward” refers to the ongoing personal services rendered to the Company by the Fosters in their representative capacities.  There is no similar agreement with any of the other employees of the Company, other than with Mr. Wheeler through his  1462869 Ontario Inc. There is no agreement between the Company and Messrs. Wiseberg, Curs, Rego or Wright. . There is no agreement between the Company and any individual or entity to provide future services in exchange for the securities issued.

Executive Compensation

Summary Compensation Table, page 47

47.

Comment:  Please refer to Item 601 (b)(10)(ii)(A) of Regulation S-B. Note that all oral arrangements with your named executive officers, regarding compensation amounts, should be described in writing, and each such written description should be filed as an exhibit to the registration statement.

Response:

The Consulting Agreements between the Company and each of Messrs. Foster and Wheeler (and their respective consultancy companies) have been described in the Amended Registratin Statement. The Amended Registration Statement has been further revised to provide that the Company does not have any oral arrangements with any of its named executive officers regarding compensation amounts.

Where You Can Find More Information, page 48

48.

Comment:  Please note that our address has changed. The Public Reference Room is now located at 100 F Street, NE, Room 1580, Washington, DC 20549.

Response:  The Company has revised the address of the SEC’s Public Reference Room on page 53 of the Amended Registration Statement.

Consolidated Financial Statements as of and for the years ended December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm, page - 1 -

49.

Comment:  We note that your audit report was signed by an audit firm based in Toronto. Canada. Please tell us how you concluded that it is appropriate to have an audit report issued by an auditor licensed outside of the United States. In accordance with Article 2 of Regulation S-X, we believe that the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States. Further guidance may be found in Section 5.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission's website at:  http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P442_69217.  Please tell us (1) where the majority of your revenues are earned, (2) where the majority of your assets are located, (3) where your management and accounting records are located and (4) where the majority of the audit work is conducted. We may have further comments.

Response:  The Company is in agreement with the comments of the Commission and as a result retained the firm of Rosenberg, Rich, Baker, and Berman, Certified Public Accountants, , effective for its December 31, 2006 audited financial statements and for a review of the June 30, 2007 financial

Securities and Exchange Commission

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statements. The majority of the audit field work was completed by said firm at the offices of the Company in Toronto, Canada which maintains the accounting records and the audit completion work was conducted at the offices of the auditor in New Jersey. Notwithstanding, in response to the Commission’s comments, the Company has provided that the majority of revenues earned for the respective periods December 31, 2005 and June 30 2006 were in Canada and the United States, respectively. .

Consolidated Statements of Operations, page - 3 -

50.

Comment:  We note that the weighted-average number of common shares outstanding during fiscal year 2004 of 16,538 does not appear to retroactively adjust for your 30,000 for 1 stock spilt effected during 2004. We refer you to paragraph 54 of SFAS 128.  Revise your fiscal year 2004 weighted-average shares outstanding and basic and diluted loss per share as appropriate. In addition, ensure all share amounts presented in your consolidated statements of stockholders' deficit and elsewhere in your filing are provided on a retroactive basis.

Response:  The weighted-average number of shares outstanding for the year ended December, 31, 2004 is no longer applicable and is not provided for in the Amended Registration Statement. All shares amounts presented in the consolidated statements of stockholders’ deficient in the Amended Registration Statement are provided on a retroactive basis.

Consolidated Statements of Cash Flows, page - 6 –

51.

Comment:  The amounts reported as the effect of exchange rates on cash appear to correspond directly to the foreign currency losses you recorded on your consolidated statements of operations for each year presented. Tell us how your computation of foreign currency cash flows complies with paragraph 25 of SFAS 95.  As part of your response, provide a reasonably detailed summary of your foreign currency cash balances and the exchange rates applied.

Response:

According to the Company, since the change is a reclassification, and does not change the net cash flows for each period, the financial statements have not been recalled for restatement. The Company will disclose all future effects of exchange rate changes on cash separately from total unrealized exchange translations. As requested by the Commission, set forth below please find a detailed summary of the foreign currency cash balances and exchange rates applied.

Schedule to reclassify Foreign Exchange Translation Adjustment
(In accordance with SFAS 95)
	As Previously Reported	Change	As Restated	As Previously Reported	Change	As Restated
	Dec 31 2005			Dec 31 2004
	(as restated)
Cash Flows from (used in) Operating Activities
Adjustments to reconcile net loss to net cash
used in operating activities
Foreign Currency Translation Adjustment]	$ -	($32,496)	($32,496)	$ -	($789)	($789)

Securities and Exchange Commission

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Effect of Exchange Rate Changes on Cash	($33,223)	$32,496	($727)	($5,600)	$789	($4,811)

Net Increase (Decrease) in Cash	$16,653	$ -	$16,653	$22,636	$ -	$22,636

	June 30 2006			June 30 2005
	(as restated)
Cash Flows from (used in) Operating Activities
Adjustments to reconcile net loss to net cash
used in operating activities
Foreign Currency Translation Adjustment]	$ -	($632)	($632)	$ -	$19,991	$19,991

Effect of Exchange Rate Changes on Cash	($6,456)	$632	($5,824)	$18,429	($19,991)	($1,562)

Net Increase (Decrease) in Cash	$20,241	$ -	$20,241	$69,010	$ -	$69,010

	Dec 31 2006			Dec 31 2005
				(as restated)
Cash Flows from (used in) Operating Activities
Adjustments to reconcile net loss to net cash
used in operating activities
Foreign Currency Translation Adjustment]	$ -	($23,883)	($23,883)	$ -	($32,496)	($32,496)

Effect of Exchange Rate Changes on Cash	($26,896)	$23,883	($3,013)	($33,223)	$32,496	($727)

Net Increase (Decrease) in Cash	$25,703	$ -	$25,703	$16,653	$ -	$16,653

	June 30 2007			June 30 2006
				(as restated)
Cash Flows from (used in) Operating Activities
Adjustments to reconcile net loss to net cash
used in operating activities
Foreign Currency Translation Adjustment]	$ -	($73,198)	($73,198)	$ -	($632)	($632)

Effect of Exchange Rate Changes on Cash	($75,775)	$73,198	($2,577)	($6,456)	$632	($5,824)

Net Increase (Decrease) in Cash	$42,557	$ -	$42,557	$20,241	$ -	$20,241

Securities and Exchange Commission

November ___, 2007

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

e) Revenue Recognition, page - 9 -

52.

Comment:  We note that your revenue recognition policy indicates you recognize revenue upon the shipment of goods and completion of the other basic criteria under SAB No. 104. We further note from your disclosure on pages 25 and 26 that your arrangements contain multiple elements which can include software and services. In this respect, your disclosure indicates you sell both system software as well as add-on, or optional, software technology products. Please clarify all the elements that are included in your multiple element arrangements and the accounting literature you apply to each element. In addition, tell us how you evaluated paragraph 2 of SOP 97-2 to determine whether SOP 97-2 should be applied to your sales arrangements that contain software. If you conclude that these arrangements are not within the scope of SOP 97-2, provide your analysis of footnote 2 of SOP 97-2 to demonstrate that software is incidental to the products or services as a whole.Response: Since the software is incidental to the sale of the Company’s product, the Company has determined that SOP 97-2 is not applicable to the Company’s sales arrangements. The software sold by the Company is not ‘system software’ but application software which is a convenience utility allowing users to interface between the vascular pattern recognition scanners and a computer. The software does not need to be included in a fully functional installation and is optionally specified by the customer. In accordance with footnote 2(a) of SOP 97-2, the software is not sold separately as a product by the Company, is not updated by the Company and the Company does not provide software support to the software which is incidental to the product as a whole.

The Company determined that the software makes up a small portion of the total revenue in an average installation, and over a fully implemented sales program.

The Company’s software product does not require significant production, modification or customization and meets all the criteria detailed in SOP 97-2.

53.

Comment:  If you conclude that your sales arrangements that contain software are within the scope of SOP 97-2, please address the following:

•

For software arrangements that contain a hardware element, tell us your consideration of EITF Issue No. 03-5 to determine whether software is essential to the functionality of the hardware and hence, in the scope of SOP 97-2.

•

Tell us whether you have established vendor-specific objective evidence ("VSOE") of fair value to allocate value to the elements in the arrangement pursuant to paragraph 10 of SOP 97-2. If you have not established VSOE of fair value for one or more elements, tell us your consideration of paragraph 12 of SOP 97-2 as amended by SOP 98-9.

Response:    As previously noted, the Company determined that its software is incidental to its products as a whole and therefore is not within the scope of SOP 97-2.

54.

Comment:  Your disclosure states, in part, that revenue is recognized when the fee is fixed and determinable and collection of the related receivable is probable. Tell us how you evaluated paragraphs 26 through 30 of SOP 97-2 when determining your fees are fixed and determinable and

Securities and Exchange Commission

November ___, 2007

collection is probable. Please note, you are required to evaluate this guidance even if you conclude your arrangements are not in the scope of SOP 97-2; we refer you to footnotes 5 and 6 of SAB Topic 13.

Response:

The Company’s product is off-the-shelf software marketed as a stock item that customers use with little or no customization. The fee is a fixed fee not subject to refund or adjustment arrangements and is priced on a fee basis. Collection is probable as a line item product, not measured based on performance criteria other than it performs as intended. There are no milestone payment schedules, payment is due on delivery, not over any extended period during which the product may be in use. This software is not within the scope of SOP 97-2, and will make up a small portion of the total revenue in an average installation, and over a fully implemented sales program.

55.

Comment:  Revise to disclose your revenue recognition policy for each service that you offer.  In addition, revise to disclose how each unit of accounting in your multiple element arrangements are determined and valued. We refer you to the disclosure requirements of SAB Topic 13.B.

Response: Footnote 2(f) in the audited financial statements for the year ended December 31, 2006 discloses the revenue recognition policy for each service offered by the Company. The Company had determined that it does not have multiple element arrangements. The software is not an operating system but an application which can only be used with its hardware. The complexity of a sale derives from how many ancillary funcations are requested by the specifications of the buyer. Ancillary add-on products add feature functionality hardware components for electronic inter-connectivity, additional security techniques and an utility software for computer communication. The units of accounting are product items accounted as product sales on a delivered basis. This derives from persuasive evidence that an arrangement exists, usually a purchase order from the customer, and proof of delivery by whatever means the Company chooses to ship the product. Revenue is therefore recognized when the product is delivered to the customer. Prices to the customer are fixed, are based on a mark-up over costs and collectability is reasonably assured. As required by SAB Topic 12.B Disclosures, the Company has disclosed its accounting policy for revenue recognition indicating its judgment relating to when revenue recognition is made. Following SAB Topic 13.B, question 1, paragraph 2, the face of the income statement displays revenue from products and services separately.

56.

Comment:  We note from your disclosure on page 40 and other places in your filing that you purchase the Vascular Recognition Scanner from Techsphere Co. Ltd.  It appears that you present revenue generated from sales of the Vascular Recognition Scanner product on a gross basis on your consolidated statement of operations. If this correct, please provide your analysis of the indicators set forth in EITF 99-19 to support your gross presentation.

Response: The Company meets the indicators of gross revenue reporting stated in EITF 99-19. Since the Company is the prime obligor as the exclusive distributor of TechSphere and bears the sole responsiblity for fulfillment, acceptability, and the inventory risk, it is acting as a principal in the transactions. The Company carries inventory at risk of loss before sales, has discretion as to the price it will charge for the products, , modifies the products and/or performs part of the service, including advising and configuring the product to meet customer specifications and requirements. Moreover, the Company takes title to the products from TechSphere and bears all the risk of loss of inventory.

Securities and Exchange Commission

November ___, 2007

3. Summary of Significant Accounting Policies, page - 14 -

57.

Comment:  We note your disclosures regarding the purchase of the net assets of American Biometrics and Security Inc. in Apri1 2005. Clarify how you evaluated EITF 98-3 to determine whether you acquired a business or productive assets; we refer you to paragraph 9 of SFAS 141 (including footnote 4). Please provide your full analysis of EITF 98-3 which supports your conclusion.

Response: The acquisition by the Company of certain assets of American Biometrics was, not a purchase of a business. EITF 98-3, paragraph 6 defines a business consisting of (a) inputs, (b) processes (c) resulting outputs. The ‘inputs’ Identica acquired from American Biometrics were solely contractual and other legal rights, which were clearly separable from the entity. These consisted of reseller agreements, inventory and a a cash refundable deposit against future volume purchases. No employees were acquired, no processes were acquired. Outputs acquired consisted of customer prospect lists and reseller data requiring recontract.  The business of American Biometrics was not acquired.

58.

Comment:  If you conclude your acquisition of the net assets of American Biometrics and Security Inc. is the acquisition of a business, please explain how your method of allocating the cost of this acquisition to assets acquired and liabili1ies assumed complies with paragraph 35 through 39 of SFAS 141.  Specifically address the following in your response:

•

Your disclosure indicates that you acquired assets and assumed liabilities; however your purchase price allocation does not identify liabilities. Please explain how your accounting complies with paragraph 37.g through k of SFAS 141.

•

Describe in further detail the deposit acquired and how its value was determined.

•

We note your disclosure that intangible assets of $87,600 include the value associated with an exclusive distribution agreement. Tell us whether the entire amount applies to the exclusive distribution agreement. If not, revise to disclose each intangible asset recorded. In addition, describe for us, in reasonable detail, the process used to identify and value intangible assets to be acquired in connection with this acquisition. Explain how that process complies with the guidance of SFAS 141, paragraphs 37.e, 39 and A14 through A28.

•

Explain how you concluded that a five year life for the exclusive distribution agreement intangible asset is appropriate. Clarify whether the exclusive distribution agreement referenced here is the TechSphere agreement described in footnote 4 which expires December 3 I, 2008.

Response:  As provided above, the Company considers the acquisition of assets from American Biometrics not the purchase of a business.   The liabilities assumed from American Biometrics were paid in cash at closing or shortly thereafter on presentment of authentic vouchers.

The deposit acquired was a cash payment supporting future purchases. Each year the purchase volume is calculated against an annual commitment of purchases by the Company. The deposit is then fully refunded by applying same to our inventory purchases. Each subsequent year, a deposit is made for that year plus an increase or decrease depending on the prior year’s results. The value of the deposit is its actual cost.

The entire amount of $87,600 applies to the value associated with the Techsphere exclusive distribution agreement. The process used to identify the intangible asset was due diligence in discussions with the

Securities and Exchange Commission

November ___, 2007

technology owner, and research of the market which had been determined to amount to $19,000,000. Through those discussions it was identified what the intangible asset was and who owned it. The asset was then priced by negotiation with its owner. Having established a price, it was judged that a value of $87,600 was reasonable in the circumstances.

SFAS 141 p.39 and Appendix A clearly defines intangibles may be recognized apart from goodwill if it meets two important characteristics: if it arises from contractual or other legal rights, the rights are transferable or separable from the entity holding it or being acquired. Appendix A describes situations to further support recognition as assets where the acquired asset does not arise from contractual or other legal rights. This Distribution Agreement asset was contractual and legal and separable (FAS 141 p.39) and as such was valued as an intangible separate from goodwill.

With automatic extensions for successive 3 year periods in perpetuity, it was judged by management that the lasting effect of the initial acquisition price would be over a 5 year period, being sufficient time to realize the market potential and apply the valuation cost appropriately over that period.

59.

Comment:  Revise to disclose the primary reasons for the acquisition and the period for which the results of operations of the acquired entity are included in the income statement of the combined entity. We refer you to paragraph 51(b) and (c) of SFAS 141.

Response:  The primary reason for the acquisition of assets from American Biometrics was to permit the Company to become the exclusive distributor of biometric, vascular scanners in the United States. As indicated above there was no acquisition of an entity and therefore there are no combined statements and no results of its operations need to be included in the income statements.

60.

Comment:  Revise to disclose your pro forma results of operations as though the acquisition had been completed at the beginning of the period. We refer you to paragraphs 54 and 55 of SFAS 141.

Response:  As indicated above there was no acquisition of a business and therefore pro forma results are not applicable.

61.

Comment:  Tell us how you considered Item 310(c) and (d) of Regulation S-B in determining whether separate audited financial statements for American Biometrics and Security Inc., as well as pro forma financial information are required to be filed in your registration statement. Provide the computations that support your conclusion.

Response:  As indicated above there was no acquisition of an entity and therefore neither separate audited financial statements nor pro forma financial information for American Biometrics is included in the Amended Registration Statement.

62.

Comment:  Your disclosure on page 24 indicates that the Company purchased the operating assets and assumed some liabilities of eRoom System Services in September 2005. Tell us how you accounted for the acquisition including the consideration given by the Company.  Also, explain why the acquisition is not addressed in the notes to the financial statements. Revise your footnote disclosure as necessary.

Response:   The purchase of the assets from eRoom was not an acquisition of a business; the Company accounted for the assets acquired on a cost basis. The assets purchased consisted of software and some office furniture and computers and a leased premises. eRoom retained all its ongoing business. The liabilities assumed consisted of certain overhead expenses, such as utility and, telephone expenses, which

Securities and Exchange Commission

November ___, 2007

the Company paid. The Company issued a term promissory note disclosed in the notes payable as consideration for the purchase of the assets.

Since this purchase transaction enabled the Company to acquire certain assets from eRoom, the Company disclosed it in the financials in the fixed asset purchases and does not require separate other disclosure. Subsequent to the transaction, eRoom continued its business and operations under its own, independent management and ownership.

4. Deposit, page - 16 -

63.

Comment:  We note that your deposit relates to a distribution agreement with Techsphere Co., Ltd. ending December 31, 2008; however, you classify the entire deposit as a current asset.  Please explain why a portion of this asset is not classified as noncurrent in your consolidated balance sheets. In addition, clarify whether the entire deposit balance recorded on your consolidated balance sheets as of December 31, 2005 and June 30, 2006 relates to the total deposit amounts paid or only the portion paid for which you have met the quota requirements and is refundable. If it relates to the total amount paid, clarify how you determined the deposit is recoverable.

Response:   The deposit relating to the Techsphere Co, Ltd. distribution agreement is a current asset since each year’s contracted purchase target is examined and measured against actual volumes for that year, and the deposit issued is recovered on an annual basis by netting it against inventory purchases. In each year, a new deposit is created and subsequently modified by the actual results of the prior year. To the extent, in any one year, such targets are met or exceeded, the deposit becomes applied to the actual results. Since this is year to year, the deposit is current at all times, in effect renewing each anniversary

8. Long-term debt, page - 17 -

64.

Comment:  We note your statement that certain notes payable bear no interest and have no specified terms for repayment and have the following comments:

•

Tell us the amount of such notes payable.

•

Clarity whether the note holders are related parties as defined by SFAS 57. If so, the notes payable should be specifically identified as such on your consolidated balance sheets. In addition, your footnotes should provide the disclosure required by paragraph 2 of SFAS 57. Revise as appropriate. If the note holders are not related parties, explain why the note holders were willing to lend the Company money without interest and with no stated maturity date.

•

Tell us how you are accounting for interest expense on these notes.

Response:   SFAS 57 indicates financial statements shall include disclosure of materially related party transactions. The financial statements for December 31, 2006 and June 30, 2006 have been restated and subsequent financial statements are prepared to disclose in the notes to the financial statements the details of Notes Payable and indicate Related Party(ies).

Notes Payable to non-related parties which bear no interest and have no fixed repayment terms were made by parties who were either, shareholders, who were not principle owners, or were related to such shareholders. Presumably such beneficial loans were made to protect their investments, and to provide short-term support for the Company in anticipation of more permanent and substantial financing. No interest was accounted for in these circumstances.

The Company has the following notes payable:

1.

American Biometrics in the principal amount of $90,000, with $30,000 payable every 3-months commencing July 25, 2006 have been paid in full.

Securities and Exchange Commission

November ___, 2007

2.

eRoom Systems Services, Inc. in the principal amount of $150,000, due June 2007 with interest accruing at the rate of 10% commencing May 2005; said note is secured by all the assets of the Company. This note has been renewed to June 2008.

3.

2 non-interest bearing notes, one payable to Anthony Heller and one to eRoom Systems, each in the principal amount of $50,000 were repaid in full on March 16, 2006.

4.

8% note in the principal amount of $60,000 payable to eRoom Systems, repayable in 7 installments of $9,098 commencing March 7, 2006.  This note has since been repaid in full.

Interest on the foregoing notes is accounted for on an accrual basis.

The financial statements included in the Amended Registration Statement have been restated.

9. Convertible debt, page - 18 -

65.

Comment:  We note your convertible debt disclosure here on page 20 and on page 10 of the notes to your June 30, 2006 interim financial statements. Explain to us, in reasonable detail, how your accounting for each issuance of convertible debt complies with EITF 98-5 and EITF 00-27. As part of your response, tell us how you considered EITF 98-5 and EITF 00-27 to determine whether this convertible debt contains beneficial conversion features. Clarify the commitment date of each agreement conversion price stated in each agreement and fair value of common stock at each commitment date. We refer you to paragraph 5 of EITF 98-5.

Response:

EITF 00-27 recommends that the Issue 95-5 model be applied to the amount allocated to the convertible instrument after allocating the proceeds received between the convertible instrument and any detachable instruments included in the exchange. Then an effective conversion price should be calculated and used to measure the intrinsic value, if any, of the embedded conversion option.

Management determined that its accounting for each issuance of convertible debt does not qualify for treatment under EITF 98-5 or 00-27. Since the exercise value is greater than fair market value at both issue date and reporting dates and, therefore, are not ‘in-the-money’, there is no ‘beneficial’ conversion features. And no separate valuations are exigible. Furthermore there are no contingencies affecting separable valuation, there are no hedges or indexes. Since no market has been established for the common stock, fair value can only be determined by best estimates, which at the time of writing is less than the conversion prices of $0.35.

The Company determined that the embedded conversion option within the Convertible Notes issued has no beneficial (intrinsic value) to the holder. The $171,429 convertible debt issue occurred November 25, 2005. The $1,047,000 convertible debt was issued between January 6, 2006 and April 10, 2006. The most recent share transactions before the convertible debt issue occurred between August 2005 and September 2005 and were priced at  $0.15 per share. The most recent share transaction after the convertible debt issue occurred in December 2006 at  $0.075 per share. Since the embedded conversion option strike price is $0.30 for 20 convertible notes and $0.35 for 104.7 convertible notes, the conversion option is ‘not in the money’ and there is no beneficial intrinsic value to the holder

66.

Comment:  Please tell us how you have applied the guidance in SFAS 133 and EITF 00-19 in evaluating whether the warrants issued in connection with the convertible debt should be separated from the debt host and accounted for at fair value under SFAS 133. If you determine that the warrants are not in the scope of SFAS 133, tell us how you considered Issue of EITF 00-27 to account for the warrants. We refer you to Section II.B.I of the December 1, 2005 Current Accounting and Disclosure Issues in the

Securities and Exchange Commission

November ___, 2007

Division of Corporation Finance.

Response:

Since the warrants issued in connection with the convertible debt are evidenced by an instrument, there is a requirement for an initial investment and the convertible debt has a payment provision, not all three of the conditions provided for in SFAS 133 have been met. Therefore the derivative is not designated as a hedging instrument and the gain or loss is therefore recognized in earnings in the period of change.

The closing share price at December 31, 2005 of $0. 015 did not exceed the conversion price of $0.30.  Furthermore, the closing share price did not exceed the conversion price of $0.35 for the convertible notes issued between January 6, 2006 through April 10, 2006. Since the conversion is only at the holder’s option, there is no fair market value adjustment required.

EITF 00-19 requires many types of convertible equity instruments to be reclassified as liabilities in cases where the issuer's ability to settle the instrument in equity is not entirely within the issuer's control. The standard also requires the value of the instrument to be expensed and marked to market, so that future fluctuations of value will be reflected on the income statement.

The Company issued $171,429 and $1,047,000 as principal amounts of 8% convertible notes due on December 31, 2007.  The amounts are properly being reflected as a liability and EITF 00-19 is not applicable as it refers to equity instruments.

As stated in Paragraph 4 of EITF 00-19, each of the convertible debt issuances are conventional convertible debt instruments wherein the holder only realizes the value of the conversion option by exercising the option and receiving the proceeds in a fixed number of shares

The Task Force, Copyright © 2006, Financial Accounting Standards Board reached a consensus that for purposes of evaluating under Statement 133 whether an embedded derivative indexed to a company's own stock would be classified in stockholders’ equity if freestanding, the requirements of paragraphs 12–32 of this Issue do not apply if the hybrid contract is a conventional convertible debt instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer).

EITF 00-27 recommends that the Issue 95-5 model be applied to the amount allocated to the convertible instrument after allocating the proceeds received between the convertible instrument and any detachable instruments included in the exchange. At this point an effective conversion price can be calculated and used to measure the intrinsic value, if any, of the embedded conversion option.

The Company interpreted APB 14 as being the more operative guidance regarding the detachable warrants part of the convertible debt. Under APB 14 the Company determined a relative fair value for the detachable warrants as follows: December 31, 2005 - $18,761, and December 31, 2006 - $83,925 establishing such value as a debt discount reducing the convertible debt and increasing equity through additional paid in capital and amortized this debt discount as follows: December 31, 2005 - $1,536; December 31, 2006 - $80,892 and six months June 30, 2007 - $25,255.

The company then examined the embedded conversion option within the Convertible Notes issued and determined there is no beneficial (intrinsic value) to the holder for the following reasons. $171,429 of convertible debt was issued November 25, 2005 and $1,047,000 of convertible debts were issued between January 6, 2006 and April 10, 2006.  The most recent share transaction before the convertible debt issue occurred between August and September 2005 at $0.15  per share. The most recent share transaction after the convertible debt issue occurred December 2006 at $0.075 per share. Since the embedded conversion option strike price is $0.30 for 20 convertible notes and $0.35 for 104.7 convertible notes, the conversion

Securities and Exchange Commission

November ___, 2007

option is ‘not in the money’ and there is no beneficial intrinsic value to the holder.

10. Capital Stock, page - 18 -

67.

Comment:  We note your disclosure that you have outstanding warrants of 1,571,430 as of December 31, 2005. We further note disclosure on pages 44 and 45 indicating the following issuances of warrants:

Date

Warrants

Price

Recipient

Expires

11/18/05

1,000,000

$0.15

eRoomSystem Technologies, Inc.

05/20/1010

11/18/05

1,000,000

$0.35

Faward Consulting Corp.

12/31/2010

11/18/05

1,000,000

$0.35

Ontario Inc.

12/31/2010

Please address the following comments:

•

Reconcile the 3,000,000 warrants issued on November 18, 2005 to the amount outstanding as of December 31, 2005. Revise to provide the disclosures required under paragraph 5 of SFAS 129.

•

Explain how you determined the exercise prices of the warrants and why 1,000,000 were issued with a $0.15 exercise price while the other 2,000,000 were issued with a $0.35 exercise price.

•

For any warrants exercised during 2005, tell us the amount of proceeds received by the Company if any.

Response:  The 1,000,000 warrants at an exercise price of $0.15 were issued May 2005, whereas the other 2,000,000 warrants at an exercise price of $0.35, were issued August 15, 2006. These transactions are 15 months apart and during said time span other significant share related transactions occurred.  Between August and September 2005 4,666,668 shares were issued at  $0,15 per share. In November 2005, 20 Convertible Debenture Warrant Units were distributed containing a conversion exercise price of $0.30 and a warrant exercise price of $0.70. Between January 6 and April 10, 2006, 104.7 $10,000 Convertible Note Units were sold which contained a conversion feature exercise price of $0.35 and a warrant exercise price of $0.70. And on December 3 2006, the Company purchased 3,750,000 shares for cancellation at $0.075 per share. In addition, the Company had progressed implementing its plan of business. These factors were considered when pricing the August 15, 2006 warrants at $0.35.

Consolidated Financial Statements as of and for the six months ended June 30, 2006 and 2005

Interim Consolidated Balance Sheet, page 2

68.

Comment:  Clarify how you have determined that inventory is valued at the lower of cost or market as your inventory balance as of June 30, 2006 is significantly higher than your sales for the six months ended June 30, 2006. In this respect, clarity how you determined that the amount of inventory recorded at June 30, 2006 is realizable. We refer you to ARB 43, Chapter 4, paragraph 9.

Response:   ARB-43 Chapter 4 paragraph 9 discusses the rule of cost or market whichever is lower to provide a means of measuring the residual usefulness of inventory expenditure.  Each item of inventory is recorded at purchase price (cost) value. There have been no instances where any item has been sold below cost. All evidence exists that utility is still fulfilled and the costs of replacement maintain the values intact. Therefore no impairment is evident from that fact. To the extent total inventory exceeds sales is a function

Securities and Exchange Commission

November ___, 2007

of the development stage of the Company and is necessary to fulfill its obligations to maintain distribution exclusivity.

Part II

Exhibits

69.

Comment:  We note that you have filed Exhibits 3.1, 4.1, 4.2, 4.3, 4.5,4.6-4.10,10.10 and 10.1 I in PDF format. Please be advised that PDF documents are unofficial and are not considered filed for purposes of Section 18 of the Exchange Act.  See Item 104 of Regulation S-T.  Please refile these agreements in the proper format with your next amendment.

Response:  The Company has refilled Exhibits 3.1, 4.1, 4.2, 4.3, 4.5, 4.6 - 4.10,10.10 and 10.1 with the Amended Registration Statement in the appropriate EDGAR format.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amended Registration Statement.  Please note that we are also submitting via courier three (3) copies of a redline version of the Amended Registration Statement showing changes from the Registration Statement in order to help expedite the review process.

The Company’s written acknowledgement as requested in the Comment Letter is annexed to this letter.  Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers.  Thank you very much.

Very truly yours,

David Lubin

Securities and Exchange Commission

November ___, 2007

Identica Holdings Corporation

6807 S. MacDill Avenue

Tampa, Florida 33611

November 9, 2007

Mark P. Shuman, Esq.

Branch Chief – Legal

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Shuman:

Pursuant to your letter dated October 26, 2006 (the "Comment Letter") addressed the undersigned with respect to the registration statement on Form SB-2 of Identica Holdings Corporation (the “Company”) filed on September 29, 2006 (SEC File No. 333-137710), the Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

____________________________

Edward Foster

Chief Executive Officer